SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,514,272 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,514,272 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,514,272 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 175,514,272 shares of Class B common stock of the Issuer (the “Class B Common Stock”) convertible into an equal number of shares of Class A common stock of the Issuer (the “Class A Common Stock”) at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)

Based on 86,916,016 shares of Class A Common Stock issued and outstanding as of November 30, 2018, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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CUSIP No. 72582H107

1	NAMES OF REPORTING PERSONS Dell Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,514,272 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,514,272 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,514,272 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Reflects 175,514,272 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)

Based on 86,916,016 shares of Class A Common Stock issued and outstanding as of November 30, 2018, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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CUSIP No. 72582H107

1	NAMES OF REPORTING PERSONS EMC Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,514,272 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,514,272 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,514,272 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Reflects 175,514,272 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)

Based on 86,916,016 shares of Class A Common Stock issued and outstanding as of November 30, 2018, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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Item 1(a).	Name of Issuer:

The name of the Issuer is Pivotal Software, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 875 Howard Street, Fifth Floor, San Francisco, California 94103.

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Michael S. Dell, Dell Technologies Inc. (“Dell Technologies”) and EMC Corporation (“EMC”) (collectively, the “Reporting Persons”).

The Reporting Persons, individually and collectively, beneficially own, in aggregate, 175,514,272 shares of Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock”), representing all outstanding shares of Class B Common Stock. The 175,514,272 shares of Class B Common Stock are held of record as follows:

•

EMC is the record holder of 131,306,110 shares of Class B Common Stock. EMC is indirectly wholly-owned by Dell Technologies through directly and indirectly held wholly-owned subsidiaries of Dell Technologies, consisting of Denali Intermediate Inc. and Dell Inc.

•

VMware, Inc. (“VMware”) is the record holder of 44,208,162 shares of Class B Common Stock, which constitutes the balance of the Class B Common Stock beneficially owned by the Reporting Persons. EMC, through direct ownership and through the ownership of its direct wholly-owned subsidiary, VMW Holdco LLC, is the beneficial owner of VMware common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware.

The shares of Class B Common Stock held of record by EMC and VMware may be deemed to be beneficially owned by Dell Technologies and each other direct or indirect wholly-owned subsidiary of Dell Technologies that beneficially owns, directly or indirectly, an interest in EMC. Michael S. Dell owns shares of common stock of Dell Technologies representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell Technologies and therefore also may be deemed to beneficially own the shares of Class B Common Stock held of record by EMC and VMware.

Under the amended and restated certificate of incorporation of the Issuer, each holder of Class B Common Stock may, at the option of the holder, convert its shares of Class B Common Stock into an equal number of shares of Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Common Stock”) at any time, and from time to time, before the occurrence of a tax-free distribution under Section 355 of the Internal Revenue Code. Accordingly, each of the Reporting Persons may be deemed to beneficially own 175,514,272 shares of Class A Common Stock issuable, in aggregate, upon conversion of 131,306,110 shares of Class B Common Stock owned of record by EMC and 44,208,162 shares of Class B Common Stock owned of record by VMware.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit 2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. VMware is filing a separate Schedule 13G to report its beneficial ownership of securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is One Dell Way, Round Rock, Texas 78682.

Item 2(c).	Citizenship:

Michael S. Dell is a citizen of the United States.

Dell Technologies is incorporated in Delaware.

EMC is incorporated in Massachusetts.

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Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

72582H107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned(1):

Michael S. Dell	175,514,272 shares
Dell Technologies Inc.	175,514,272 shares
EMC Corporation	175,514,272 shares

(b)	Percent of class(2):

Michael S. Dell	66.9%
Dell Technologies Inc.	66.9%
EMC Corporation	66.9%

(1)

Reflects 175,514,272 shares of Class B Common Stock beneficially owned by each Reporting Person, including 131,306,110 shares of Class B Common Stock owned of record by EMC and 44,208,162 shares of Class B Common Stock owned of record by VMware. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)

Reflects 175,514,272 shares of Class B Common Stock beneficially owned by each Reporting Person. The percent of class shown is based on 86,916,016 shares of Class A Common Stock issued and outstanding as of November 30, 2018, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the Securities and Exchange Commission and assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

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(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

-0- for all Reporting Persons

(ii)	Shared power to vote or to direct the vote(1):

Michael S. Dell	175,514,272 shares
Dell Technologies Inc.	175,514,272 shares
EMC Corporation	175,514,272 shares

(iii)	Sole power to dispose or to direct the disposition of:

-0- for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of(1):

Michael S. Dell	175,514,272 shares
Dell Technologies Inc.	175,514,272 shares
EMC Corporation	175,514,272 shares

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)

Reflects 175,514,272 shares of Class B Common Stock beneficially owned by each reporting person, including 131,306,110 shares of Class B Common Stock owned of record by EMC and 44,208,162 shares of Class B Common Stock owned of record by VMware. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Michael S. Dell

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact

Dell Technologies Inc.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC Corporation

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

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EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Power of Attorney

2	Joint Filing Agreement

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